Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

November 23, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Transamerica Series Trust (the “Registrant”)
1933 Act File No.: 033-00507
1940 Act File No.: 811-04419
Registration Statement on Form N-14 (File No. 333-177484)

Dear Sir or Madam:

We are filing today via the EDGAR system on behalf of the Registrant, Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-14, with Exhibit 14 thereto, the consent of Ernst & Young, an Independent Registered Certified Public Accounting firm, filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2011 (SEC Accession No. 0001193125-11-278680) (the “Registration Statement”). This Amendment is being filed by the Registrant solely for the purpose of filing the consent of the Independent Registered Certified Public Accounting Firm as an exhibit to the Registration Statement.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Sincerely,

/s/ Tanya L. Goins
Senior Counsel